12636 High Bluff Drive, Suite 400 San Diego, California 92130-2071 Tel: (858) 523-5400 Fax: (858) 523-5450 www.lw.com
FIRM/AFFILIATE OFFICES
Brussels Chicago Frankfurt Hamburg Hong Kong London Los Angeles Milan Moscow Munich New Jersey	New York Northern Virginia Orange County Paris San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

File No. 039654-0001

April 21, 2006

VIA EDGAR AND FED EX

H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Basin Water, Inc.

Amendment No. 3 to Registration Statement on Form S-1

File Number 333-131794

Dear Mr. Owings:

Simultaneously with the filing of this letter, Basin Water, Inc. is submitting (by EDGAR) Amendment No. 3 to its Registration Statement on Form S-1 (the “Amendment”). Courtesy copies of this letter and the Amendment (specifically marked to show the changes thereto) are being submitted to the Staff by hand delivery.

Any comments or questions regarding the Amendment should be directed to the undersigned at (858) 523-5433. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Divakar Gupta

Divakar Gupta

of LATHAM & WATKINS LLP

Enclosures

cc:	Thomas C. Tekulve, Basin Water, Inc.

Keith R. Solar, Alhadeff & Solar, LLP

Faye H. Russell, Latham & Watkins LLP

Brian M. Katz, Pepper Hamilton LLP